E.ON AG Annual Results Press Conference
March 9, 2006

Statement by:

Dr. Wulf H. Bernotat

Chairman of the E.ON Board of Management and CEO

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E.ON AG Annual Results Press Conference, March 9, 2006                                                     Page 2 of 7
Statement by: Dr. Wulf H. Bernotat

Good morning, ladies and gentlemen. I’d like to welcome you to E.ON’s annual results press conference.

This year’s press conference will encompass more than a review of the past financial year and a description of where we stand today. We’ve successfully completed an important phase of E.ON’s development and are now beginning a new chapter. Our financial and strategic platform for growth is strong, we’re well positioned in our markets, and we have an efficient and agile corporate structure.

Over the last few years we’ve transformed E.ON into a successful power and gas company. The Viterra and Ruhrgas Industries (RGI) disposals, on which we recorded book gains totaling about €3 billion, were important milestones in 2005. In December we reached an agreement to sell our remaining Degussa stake to RAG. This transaction is proceeding according to plan. Our joint venture company with RAG already has control of more than 96 percent of Degussa stock and can therefore implement a squeeze-out. We’re optimistic that we’ll complete the entire deal by mid-2006, and expect to record a book gain of about €400 million.

The gains on the Viterra and RGI disposals along with our improved operating results were the key factors behind the impressive increase in net income, which rose by 71 percent to €7.4 billion. We also increased adjusted EBIT to €7.3 billion, surpassing the prior year’s record figure by 8 percent. This is impressive evidence for the considerable earnings strength of our business. At 12.1 percent, our ROCE was significantly above our cost of capital of 9 percent.

The value of E.ON stock also increased significantly, closing the year more than 30 percent higher. In a year in which equity markets were overall very strong, E.ON stock outperformed the major European stock indices. By comparison, the DAX index gained 27 percent, and the EURO STOXX 50 24 percent, over the same period.

E.ON AG Annual Results Press Conference, March 9, 2006                                                      Page 3 of 7
Statement by: Dr. Wulf H. Bernotat

We believe that our dividend policy is part of the reason why E.ON stock is attractive to investors. At the Annual Shareholders Meeting on May 4, 2006, we’ll propose that the dividend be raised to €2.75 per share, an increase of 17 percent. In addition to our regular dividend, in 2006 we’ll also recommend the approval of a special dividend of €4.25 per share of ordinary stock. This will give our shareholders the value of our Degussa stake, marking the end of our focus program. Our dividend payout of €4.6 billion would again make us one of the DAX’s top dividend performers.

In 2005 we again used our financial strength to deliver profitable growth and to help improve security of supply. The quarrel between Russia and Ukraine at the beginning of the year awoke the general public to the fact that security of supply can’t be taken for granted. E.ON is already very well positioned, thanks to our long-term supply contracts and our diverse procurement portfolio. We aim to supplement this by enlarging our equity gas position. That’s why we increased our stake in Njord Field, a gas and oil production basin in the Norwegian North Sea, and acquired Caledonia Oil and Gas, which has interests in gas fields in the U.K. North Sea. Our plans to build, in Wilhelmshaven, Germany’s first terminal for offloading liquefied natural gas and to participate in the construction of the North European Gas Pipeline (NEGP) across the Baltic Sea will also serve to enhance security of supply. The NEGP will give Germany a direct link to Russia’s huge gas reserves.

Investments in property, plant, and equipment will remain a key investment focus over the next three years. We’re investing approximately €16.3 billion—nearly 90 percent of our total investments of €18.6 billion—modernize our existing power plants, build new ones, and improve our electricity and gas networks. In Germany, for example, we’re building a new hard-coal-fired power plant in Datteln and two combined-cycle gas turbines in Irsching in

E.ON AG Annual Results Press Conference, March 9, 2006                                                      Page 4 of 7
Statement by: Dr. Wulf H. Bernotat

Bavaria. In Germany alone we’ll invest about €2.8 billion to maintain and extend our networks. About €1.2 billion is earmarked for investments in renewable energy. We’ve already decided to invest in all of these projects, which will, of course, take several years to complete.

In keeping with our strategy, we selectively enlarged our market positions in power and gas. We acquired stakes in power and gas companies in Bulgaria and Romania. We expect to complete the acquisition of the natural gas trading and storage business of MOL, a Hungarian oil and gas company, by the end of the month. By acquiring NRE Energie, a power and gas utility, we now supply our first end customers in the Netherlands. In order to further enlarge our position in the Dutch generation market, we plan to build a new, highly efficient coal-fired power plant in Rotterdam. In addition, in Italy we’re building a state-of-the-art, environmentally friendly power plant, thereby entering Italy’s rapidly growing electricity market. These moves are fully in line with our strategy of supplementing and enlarging our existing market positions.

We also achieved our corporate integration objectives and continued to migrate our subsidiaries to the E.ON brand. Now, nearly all of our companies bear the E.ON name. At the same time, we launched groupwide best-practice initiatives in order to disseminate our vast energy expertise throughout the group. Knowledge management is the key to leveraging our company’s strengths. Because, by themselves, the best corporate structure and strategy aren’t enough to ensure longterm success. For this, we also need our employees, their knowledge, and their dedication. That’s why, since last year, we’ve been implementing a groupwide initiative called OneE.ON in order to cultivate a shared corporate identity in order to became even more successful company.

E.ON AG Annual Results Press Conference, March 9, 2006                                                      Page 5 of 7
Statement by: Dr. Wulf H. Bernotat

At last year’s press conference, I told you that we’re again ready to undertake larger growth initiatives, since we had achieved the on·top integration and performance targets ahead of schedule. But I also said that we would only seize growth opportunities if they met our strategic and financial criteria. We’ve now seized such an opportunity.

On February 21 we made an offer to acquire Endesa. We believe the offer is good for Spain, the Spanish energy market, Endesa, its employees, and the integration of Europe’s energy markets.

The combination of E.ON and Endesa is good for competition on the Spanish energy market. Endesa would continue to be a Spanish company and strong competitor in its home market. Moreover, being part of E.ON would strengthen Endesa’s natural gas business, which would be good news for Spanish consumers.

In addition, energy consumers in Spain would benefit from a significant increase in security of supply, particularly for natural gas. Together, E.ON and Endesa would have more than 50 million customers, which represents a considerable weight in negotiations with natural gas and other energy producers

Spain would also benefit from our acquisition. Madrid would be the headquarters of a new market unit responsible for Southern Europe and Latina America. We plan to make Endesa’s existing Barcelona facility into the E.ON Group’s competence center electricity distribution.

Endesa would remain a Spanish company that supplies energy to the Spanish and South American market. Endesa would remain intact and be the lead company—and have full responsibility for managing the operations—of our new Southern Europe and Latin America market unit. Endesa’s current management and its employees will play a key role in our new, combined company and in shaping its future.

E.ON AG Annual Results Press Conference, March 9, 2006                                                      Page 6 of 7
Statement by: Dr. Wulf H. Bernotat

I believe the transaction also offers significant advantages from a European perspective. With a strong position in Spain, E.ON could play a prominent role in creating a truly pan-European energy market. The vision of a single European energy market fits with our business model. It’s in the interest of a company that operates across Europe for markets to be integrated and cross-border transfer infrastructure to be enlarged.

The Endesa acquisition would also represent a significant step in E.ON’s development. It makes business sense. We believe it will create value for our shareholders. E.ON and Endesa complement each other superbly: both are integrated power and gas companies that operate in different markets. E.ON is superbly positioned in the power and gas markets of Central, Eastern, and Northern Europe, while Endesa has a very good position in Southern Europe and Latin America, markets with considerable growth potential.

The Endesa acquisition makes business sense and meets our strict investment criteria. In the first full year after the acquisition is completed, we expect Endesa to increase our earnings. Endesa’s current returns exceed E.ON’s cost of capital and would therefore make a significant contribution to increasing the E.ON Group’s value. Furthermore, the transaction would create additional growth potential and would give us a more efficient capital structure and, consequently, reduce our cost of capital.

Despite this ambitious investment, we’d still have the financial strength to continue our current dividend policy. We’d also be able to execute our planned medium-term investments of €18.6 billion, primarily in power plants and network infrastructure in order to improve security of supply. This also applies to Endesa’s planned investments. We will continue to have the necessary financial strength.

E.ON AG Annual Results Press Conference, March 9, 2006                                                      Page 7 of 7
Statement by: Dr. Wulf H. Bernotat

A combination of E.ON and Endesa is in the interest of all stakeholders in Spain, Europe, and here in Germany.

We’ve made a very attractive offer, and not just from a financial perspective. We believe that Endesa’s business prospects as part of E.ON are extremely good. I expect that the advantages of this business deal will be convincing and that political considerations will take a back seat, which is all to the good of the company and its development potential.

I continue to be optimistic that we’ll ultimately be successful. We’re determined to make this acquisition happen and to write a new chapter in the E.ON story.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.